Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

China Life Insurance Company Limited

Announcement on the Performance of Undertakings of the Controlling Shareholder

Pursuant to the requirements of the Notice on the Special Inspection on Listed Companies within the Jurisdiction of Beijing in Respect of the Performance of Undertakings of Shareholders, Related Parties and the Listed Companies (Jing Zheng Gong Si Fa [2012] No. 182) issued by the Beijing Bureau of the China Securities Regulatory Commission (“CSRC”), China Life Insurance Company Limited (the “Company”) hereby announces the outstanding undertakings given by its controlling shareholder, China Life Insurance (Group) Company (“CLIC”), as follows:

Before the listing of A shares of the Company (as of November 30, 2006), among the land parcels allocated to the Company by CLIC during the restructuring, the ownership modification procedure was outstanding for four parcels, with aggregate area of 10,421.12 square meters; and among the buildings allocated to the Company by CLIC, the ownership modification procedure was outstanding for six buildings, with gross floor area of 8,639.76 square meters. CLIC undertook that CLIC would assist the Company in completing the ownership modification procedures for the aforesaid four land parcels and six buildings within one year of the listing of A shares of the Company; and if the procedures remain outstanding after one year, CLIC would assume any losses of the Company arising from ownership defects.

CLIC has complied with the aforesaid undertakings in a strict manner. As of the date of this announcement, the ownership modification procedures have been completed for all land parcels and buildings, except for two buildings and the relevant land parcels of the Shenzhen branch of the Company, due to historical reasons of unclear ownership rights. The Shenzhen branch has been making use of the aforesaid outstanding buildings and relevant land parcels in a continuous and regular manner, and no third party has raised any questions about or obstructed such use.

To date, the Shenzhen branch has reached an agreement with the joint holder(s) and original holder(s) of ownership rights of the aforesaid outstanding buildings and relevant land parcels, that the parties would seek to ascertain their respective proportion in the properties through legal means, and would begin litigation in the near term. CLIC will assume the various costs associated with the perfection of ownership rights, pursuant to its undertakings.

Commission File Number 001-31914

Board of Directors of China Life Insurance Company Limited

November 6, 2012